

April 20, 2011

Mr. Dennis J. Hickey
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

   Re: **Colgate-Palmolive Company**
       Form 10-K for the Year Ended December 31, 2010
       File No. 1-644

Dear Mr. Hickey:

  We have reviewed your response letter dated April 13, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 66

1. We note your response to comment five from our letter dated March 29, 2011 and your proposed revisions to future filings. In order for us to more fully understand the scope of your reasonably possible losses, please supplementally quantify for us the aggregate range of reasonably possible losses in excess of any accrued liabilities that you would have disclosed as of December 31, 2010 if you had provided the disclosures in your most recently filed Form 10-K. Please also supplementally tell us the amounts accrued for any probable losses related to each of these matters.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief